WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

July 26, 2016

VIA EDGAR SUBMISSION

W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WCI Communities, Inc.
Form 10–K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 1–36023

Dear Mr. Cash:

WCI Communities, Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 19, 2016 to Russell Devendorf, the Company’s Senior Vice President and Chief Financial Officer. For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

COMMENT

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014, page 47 Homebuilding, page 47

1.	You mention that as of December 31, 2015, approximately 4,000 owned or controlled home sites benefited from being reset to fair value during September 2009. Since your homebuilding gross margins are favorably impacted when such home sites are sold, and it does not appear that controlled sites are included in inventory, please clarify in future annual and interim filings how many of the total sites are owned.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and our future filings will include clarifying disclosures. Additionally, we can report to the Staff that all of the “approximately 4,000 owned or controlled home sites” as of December 31, 2015 were owned by the Company. Our Form 10-Q for the quarterly period ended June 30, 2016 will include the sentence below.

As of June 30, 2016, we owned 3,757 home sites that benefited from being reset to fair value during September 2009, which represented 26.4% of our total number of owned or controlled home sites on such date.

COMMENT

Liquidity and Capital Resources, page 55

2.	Please revise future filings to discuss the significant provisions of your senior notes due 2021.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and our future filings will include supplemental disclosures. Specifically, our Form 10-Q for the quarterly period ended June 30, 2016 will include the section below immediately following “Revolving Credit Facilities.”

Senior Notes Due 2021

As of June 30, 2016, the Company had issued and outstanding $250.0 million in aggregate principal amount of its 6.875% Senior Notes due 2021 (the “2021 Notes”). The 2021 Notes bear interest at the rate of 6.875% per annum, payable semi-annually in arrears on February 15 and August 15 of each year. The 2021 Notes mature on August 15, 2021 at which time the entire $250.0 million of principal is due and payable; however, the indenture governing the 2021 Notes provides us with certain unilateral full and partial redemption options, most of which require us to incur prepayment penalties. As of June 30, 2016, the Company was in compliance with all of the covenants contained in the indenture governing the 2021 Notes. The 2021 Notes are more fully described at Note 8 to the audited consolidated financial statements in the 2015 Form 10-K.

COMMENT

Off–Balance Sheet Arrangements and Contractual Obligations, page 58

3.	To help readers better understand the potential timing of cash outlays related to land option contracts and other similar contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and our future filings will include supplemental disclosures. Specifically, we will include revised disclosures under “Off-Balance Sheet Arrangements and Contractual Obligations” in our Form 10-Q for the quarterly period ended June 30, 2016 as noted below (changes from our historical disclosures are marked).

Off-Balance Sheet Arrangements and Contractual Obligations

We selectively enter into business relationships in the form of partnerships and joint ventures with unrelated parties. These partnerships and joint ventures are used to acquire, develop, market and operate homebuilding, amenities and real estate projects. In connection with the operation of these partnerships and joint ventures, the partners may agree to make additional cash contributions to such entities pursuant to the governing organizational agreements. We believe that future contributions, if required, will not have a significant impact on our liquidity or financial condition. Should we fail to make required contributions, if any, we may lose some or all of our interest in such partnerships or joint ventures.

In the normal course of business, we may enter into contractual arrangements to acquire developed and/or undeveloped land parcels and home sites. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved home sites. These purchase contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent on the satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. We also use option contracts with land sellers as a method of acquiring land in staged takedowns to help us manage the financial and market risks associated with land holdings and to reduce the use of funds from our available financing sources. Option contracts generally require a non-refundable deposit for the right to acquire home sites over a specified period of time at pre-determined prices. We generally have the right, at our sole discretion, to terminate our obligations under both purchase and option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. As of June 30, 2016, the remaining aggregate purchase price under land purchase contracts, net of deposits and other related payments, was approximately $141.1 million, which controlled approximately 5,900 planned home sites. As of such date, we had made non-refundable deposits aggregating $5.5 million for those contracts. If we were to acquire all of the land that we controlled under our purchase and option contracts as of June 30, 2016, we anticipate that $94.6 million of the remaining net purchase price would be transferred to the sellers during the six months ending December 31, 2016 in the form of cash, a seller-provided note payable approximating $24 million and the assumption of approximately $12 million of community development district obligations. The amounts projected to be paid in cash for land under purchase and option contracts for the years ending December 31, 2017, 2018 and 2019 are $25.6 million, $5.7 million and $15.2 million, respectively. There can be no assurances that we will acquire any of the land under contract on the terms or within the timeframe anticipated, or at all. For further discussion of certain risks related to the Company’s land acquisitions, see “Risk Factors—Risks Related to Our Business—We may not be successful in our efforts to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth.” in Item 1A of Part I of the 2015 Form 10-K.

Our utilization of land option contracts is dependent on, among other things, the availability and willingness of sellers to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned home sites, general housing market conditions and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets.

During the six months ended June 30, 2016, there were no material changes to the contractual obligation and off-balance sheet information presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements and Contractual Obligations” in Item 7 of Part II of the 2015 Form 10-K, other than a net increase of $36.3 million in our land purchase contracts, net of deposits and other related payments, to $141.1 million.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 239-498-8220 if you have any questions regarding this response letter.

Very truly yours,

/s/ Russell Devendorf

Russell Devendorf

Senior Vice President and Chief Financial Officer

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